UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

ZipRealty, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98974V107
(CUSIP Number)
Charles C. Baker c/o ZipRealty, Inc. 2000 Powell Street, Suite 300 Emeryville, CA (510) 735-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 98974V107

1	NAME OF REPORTING PERSONS Charles C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Person’s beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of ZipRealty, Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D previously filed on April 28, 2014, as amended on July 30, 2014 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

This Amendment No. 2 is being filed to update the Reporting Person’s disclosures under Items 4 and 5.

Item 4. Purpose of Transaction.

The information under this Item 4 is hereby amended and supplemented to add the following text:

On August 13, 2014, upon the expiration of the Offer, the Purchaser acquired 190,096 shares of Common Stock tendered by the Reporting Person, including 61,201 shares of common stock held by Mr. Baker in street name and 128,895 shares of common stock held by the Baker Wallace 2001 Trust UAD 7/9/01 Charles Baker and Katherine Wallace Trustees, of which Mr. Baker and his wife are trustees. On August 14, 2014, Purchaser was merged into Issuer. In connection with the Merger, all of the Reporting Person’s in-the-money ZipRealty stock options were converted into the right to receive the excess of $6.75 over the exercise price of the applicable option. In connection with the Merger, Mr. Baker resigned as the President and a director of Issuer, but continues as Chief Executive Officer.

Other than set forth above and in his capacity as Chief Executive Officer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of August 14, 2014, the Reporting Person beneficially owns no shares of Common Stock and no options to acquire shares of Common.

(b) As of August 14, 2014, the Reporting Person had sole voting and sole dispositive power as to no shares of Common Stock, and shared voting and shared dispositive power as to no shares of Common Stock.

(c) The Reporting Person has engaged in the following transactions in Common Stock since the filing of Amendment No. 1 on July 30, 2014:

•	On August 13, 2014, the Reporting Person sold 190,096 shares of Common Stock to Purchaser for $6.75 per share pursuant to the Offer; and

•	On August 14, 2014, the Reporting Person’s in-the-money ZipRealty stock options were converted into the right to receive the excess of $6.75 over the exercise price of the applicable option.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 14, 2014, after giving effect to the transactions reported in Item 5(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2014

By:	/s/ Charles C. Baker
Name:	Charles C. Baker

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